Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
Appendix 4D – Half Year Ended 30 September 2009

	Half Year Ended 30 September
	2009		2008
Key Information	US$M		US$M		Movement
Net Sales From Ordinary Activities		588.7		706.9	Down	17%
(Loss) Profit From Ordinary Activities After Tax Attributable to Shareholders		(97.5)		154.9	Down	—
Net (Loss) Profit Attributable to Shareholders		(97.5)		154.9	Down	—
Net Tangible Liabilities per Ordinary Share	US$	(0.35)	US$	(0.27)	Down	31%
Dividend Information
•	No interim dividend for fiscal year 2009 will be paid to share/CUFS holders.
Movements in Controlled Entities during the half year ended 30 September 2009
The following entities were created: JHCBM NV (11 May 2009), JHCBM Public Limited Company (2 June 2009), JHIHCBM Public Limited Company (2 June 2009), James Hardie Holdings Limited (10 June 2009), James Hardie International Finance Limited (10 June 2009) and James Hardie Technology Holdings Limited (16 June 2009)
The following entity was liquidated: James Hardie Pulp Co., Inc. (5 June 2009)
The following entity ceased to exist pursuant to a merger: James Hardie International Holdings B.V. (17 September 2009)
The following entities changed their name: James Hardie Technology Holdings Limited changed its name to James Hardie Technology Limited (22 June 2009), and JHCBM N.V. changed its name to James Hardie International Holdings N.V. (17 September 2009)
Review
The results and financial information included within this half year report have been prepared using US GAAP and have been subject to an independent review by external auditors.
Results for the 2nd Quarter and Half Year Ended 30 September 2009
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

5.	Half-Yearly Directors Report
James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited. The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2009 Annual Report which can be found on the company website at www.jameshardie.com.